Exhibit 99.1

Brookfield Residential Properties Inc.

Investors, analysts and other interested parties can access Brookfield Residential’s 2011 First Quarter Results as well as the Shareholders’ Letter, and Supplemental Information on Brookfield Residential’s website under the Investors /Financial Reports section at www.brookfieldrp.com.
The 2011 First Quarter Results conference call can be accessed via webcast on May 6, 2011 at 11 a.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed until June 6, 2011 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2011 FIRST QUARTER RESULTS

Calgary, Alberta, May 5, 2011 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced net new orders and financial results for the quarter ended March 31, 2011:

	Three Months Ended Mar. 31
Operating Data	2011	2010
Home closings (units)	220	224
Net new home orders (units)	382	468
Backlog of homes (units at end of period)	537	824
Average home selling price (US$)	$ 380,000	$ 372,000
Lot closings (units)	593	558

Home closings and housing revenue were similar during the three months ended March 31, 2011 in comparison to the same period in 2010, and the company’s average selling price of homes delivered was $380,000, compared to $372,000 during the same period last year. Lot closings to homebuilders for the three months ended March 31, 2011 was 593 units, compared to 558 units for the first quarter in 2010. Net new home orders for the three months ended March 31, 2011 were 382 units, a decrease from 468 units for the three months ended March 31, 2010 as a result of the industry’s 2011 slow spring selling season.

Results of Operations	Three Months Ended Mar. 31
(US$ millions, except per share amounts)	2011	2010
Total revenue	$ 180	$ 141
Housing revenue	83	83
Land revenue	97	58
Gross margin - $	55	41
Gross margin - %	31%	29%
Income before income taxes	26	20
Income tax expense	(84)	(4)
Net (loss)/income attributable to Brookfield Residential	(57)	18
Basic (loss)/income per share	$ (0.56)	$ 0.13
Diluted (loss)/income per share	$ (0.56)	$ 0.13

Revenue for the three months ended March 31, 2011 totaled $180 million, an increase compared to $141 million for the first quarter of 2010. Revenues from lot sales, the increase in gross margin, and the marginal increase in the average selling price contributed to the increase during the first quarter of 2011. A change in business practice in Alberta to implement title transfer on lot sales at the time of sale to the builder not the ultimate consumer, will result in a non-recurring land margin in 2011 of approximately $50 million with approximately $26 million recorded in the first quarter of 2011.

Brookfield Residential’s net loss for the three months ended March 31, 2011 was $57 million or $0.56 per share, compared to net income of $18 million or $0.13 per share for the three months ended March 31, 2010. The loss is primarily a result of a valuation allowance against deferred tax assets driving income tax expense of $84 million for the three months ended March 31, 2011, compared to $4 million for the same period in 2010.

On the completion of the merger, Brookfield Residential reviewed the ability of the company on a combined entity basis to realize its deferred tax asset. The three-year cumulative loss of the U.S. operations of the combined company, together with the continued uncertainty in the U.S. housing market was evidence of a need for a valuation allowance against its net U.S. deferred tax asset. As a result, a valuation allowance of $76 million was recorded on the completion on March 31, 2011 of the merger and contribution transactions. The company has the ability to reverse the valuation allowance in any future period upon utilization of the losses which can be carried forward for up to 15 years or when a valuation allowance against the deferred tax asset is no longer deemed necessary.

Operating Highlights and Recent Developments

Brookfield Residential currently sells from 34 active housing communities and 24 active land communities. A summary by region of lots owned or controlled under option follows:

	Housing & Land		Unconsolidated Entities
(Lots)	Owned1	Options	Owned	Options	Total Lots 3/31/2011	Total Lots 12/31/2010
Calgary	27,807	-	1,064	-	28,871	28,643
Edmonton	17,957	-	-	-	17,957	18,229
Toronto	9,471	-	-	-	9,471	9,320
Canada	55,235	-	1,064	-	56,299	56,192
Northern California	3,265	4,950	-	-	8,215	8,223
Southland/Los Angeles	859	320	760	2,759	4,698	4,734
San Diego/Riverside	8,696	-	50	-	8,746	8,761
Other	195	-	56	-	251	253
California	13,015	5,270	866	2,759	21,910	21,971
Austin	14,822	-	-	-	14,822	15,870
Denver	10,697	-	-	-	10,697	10,828
Washington D.C. Area	2,572	1,066	1,025	-	4,663	4,846
Central and Eastern U.S.	28,091	1,066	1,025	-	30,182	31,544
Total March 31, 2011	96,341	6,336	2,955	2,759	108,391
Entitled Lots	51,591	1,066	1,837	1,395	55,889
Unentitled Lots	44,750	5,270	1,118	1,364	52,502
Total March 31, 2011	96,341	6,336	2,955	2,759	108,391
Total December 31, 2010	97,381	6,435	3,132	2,759		109,707

1)  Includes consolidated options

“We completed the transaction combining Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation, strengthening our balance sheet and our ability to participate in key acquisitions for long-term growth across our business,” commented Alan Norris, CEO of Brookfield Residential. “Our North American diversification allows us the benefit of strong Canadian markets, while positioning the company for a recovery in the U.S.”

2  |  Brookfield Residential Properties Inc. – 2011 Q1 Results

Additional Information

Brookfield Residential comprises the assets formerly owned by Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation. The 2010 comparative results presented are based on the combined financial results of these entities.

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended March 31, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our interim financial statements for the three months ended March 31, 2011, which have been prepared using the standards and interpretations currently issued under U.S. Generally Accepted Accounting Principles. The amounts have not been audited or subject to review by our external auditor.

* * * * * * * * * * * * *

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly report will be filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly report can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com

* * * * * * * * * * * * *

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook and growth plans including acquisitions and lots controlled, and those statements preceded by, followed by, or that include the words “believe”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

3  |  Brookfield Residential Properties Inc. – 2011 Q1 Results

Brookfield Residential Properties Inc.
Consolidated Statements of Operations

	Three Months Ended March 31
(US$ thousands, except per share amounts) (unaudited)	2011	2010

Revenue
Housing	$83,551	$83,425
Land	96,579	57,977
	180,130	141,402
Direct cost of sales
Housing	(71,711)	(70,398)
Land	(53,106)	(29,510)
	55,313	41,494
Selling, general and administrative expense	(26,358)	(23,162)
Equity in earnings from unconsolidated entities	919	682
Depreciation	(985)	(889)
Other (expense) / income	(2,949)	2,339
Income before income taxes	25,940	20,464
Income tax expense	(83,705)	(3,993)
Net (loss) / income	(57,765)	16,471
Net loss attributable to non-controlling interest and other interests in consolidated subsidiaries	783	1,276
Net (loss)/income attributable to Brookfield Residential	$(56,982)	$17,747

Foreign currency translation	13,367	26,545
Net (loss)/income and comprehensive (loss)/income attributable to Brookfield Residential	$(43,615)	$44,292

Net (loss) / income per common share attributable to Brookfield Residential
Basic	$(0.56)	$0.13
Diluted	$(0.56)	$0.13

Weighted average common shares outstanding (in thousands)
Basic	101,343	101,343
Diluted	101,343	101,420

4  |  Brookfield Residential Properties Inc. – 2011 Q1 Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets

	As at
(US$ thousands)(unaudited)	March 31, 2011	December 31, 2010

Assets
Housing and land inventory	$2,186,416	$2,193,947
Investments in unconsolidated entities	130,906	137,203
Receivables and other assets	204,844	217,972
Restricted cash	20,629	7,366
Cash	12,245	4,345
Deferred income tax assets	-	75,225
	$2,555,040	$2,636,058

Liabilities and Equity
Project specific and other financings	$845,503	$1,025,339
Notes payable	494,539	-
Total financings	1,340,042	1,025,339
Deferred income tax liabilities	7,108	-
Accounts payable and other liabilities	244,407	288,456
Total liabilities	1,591,557	1,313,795
Other interests in consolidated subsidiaries	36,269	42,461
Total equity	927,214	1,279,802
	$2,555,040	$2,636,058

5  |  Brookfield Residential Properties Inc. – 2011 Q1 Results